March 28, 2013

VIA EDGAR

Ms. Lisa Etheredge
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N. E.
Washington, D. C. 20549-7010

Re:	Hovnanian Enterprises, Inc.
Form 10-K for the Year Ended October 31, 2012
Filed December 20, 2012
Filed No. 1-8551

Dear Ms. Etheredge:

In response to your request received by phone on March 28, 2013, Hovnanian Enterprises, Inc. (the “Company”) hereby confirms receipt of the letter dated March 7, 2013, containing comments of the Staff of the Securities and Exchange Commission with regard to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2012 (the “Letter”).  As previously advised, the Company intends to submit its response to the Letter by Friday, April 5, 2013.

Please contact the undersigned at 732-383-2698 if you would like to discuss further, and we appreciate your consideration.

Sincerely,
/s/ Brad G. O’Connor
Brad G. O’Connor
Vice President, Chief Accounting Officer and Corporate Controller

cc:	Rufus Decker, Accounting Branch Chief Jeanne Baker, Assistant Chief Accountant J. Larry Sorsby, Executive Vice President and Chief Financial Officer